LUSE GORMAN, PC

Attorneys at Law

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

writer's direct dial number	writer’s e-mail
(202) 274-2003	mbrown@luselaw.com

May 10, 2017

Via EDGAR

Christina Harley

Staff Accountant

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Eagle Financial Bancorp, Inc.
Registration Statement on Form S-1
Filed March 9, 2017; File No. 333-216576

Dear Ms. Harley:

On behalf of Eagle Savings Bank (the “Bank”), an Ohio-chartered mutual savings and loan association, and Eagle Financial Bancorp, Inc., a Maryland corporation (the “New Holding Company”), we are hereby filing the following response to a comment received from the staff of the Securities and Exchange Commission by telephone on May 8, 2017. On the date hereof we are also filing Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the New Holding Company’s Registration Statement referenced above. The prospectus contained in Amendment No. 2 has been marked pursuant to SEC Rule 472.

Financial Statements

Note 16.  Recent Accounting Pronouncements, pgs F-40 to F-42.

1.	We note from your disclosure on pg 15 that you qualify as an emerging growth company and that you have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements (i.e., to comply with new or amended accounting pronouncements in the same manner as a private company). Please expand your disclosure to specify the dates on which adoption is required and the date on which you plan to adopt the recently issued accounting standard, assuming you shall remain an emerging growth company, at that date. Please refer to question 14 of the Jumpstart Our Business Startups Act frequently asked

LUSE GORMAN, PC

Attorneys at Law

Christina Harley

May 10, 2017

questions document available on our website: https://www.sec.gov/division/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

The requested revisions have been made.

*          *          *

We believe the foregoing is responsive to the Staff’s comments. Please direct any comments or questions to the undersigned at (202) 274-2003.

Sincerely,

/s/ Michael J. Brown
Michael J. Brown

Enclosures

cc:	Dietrich A. King, Assistant Director, SEC
William H. Dorton, Staff Attorney, SEC
Yolanda Trotter, Staff Accountant, SEC
Mr. Gary J. Koester, Eagle Financial Bancorp, Inc.
Jason L. Hodges, Esq., Vorys, Sater, Seymour & Pease LLP
Kip Weissman, Luse Gorman, PC